UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68543

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01-01-2018** AND ENDING **12-31-2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kimberlite Advisors, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 2829

(No. and Street)

New York	**NY**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Coster   212-3899435

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

(Name – *if individual, state last, first, middle name*)

369 Lexington Ave	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Michael Coster _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimberlite Advisors, LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Chief Executive Officer

Title

Suzanne Williams
Notary Public

Suzanne Williams
Notary Public, State of New York
No. 01WI6233516
Qualified in Kings County   22
Commission Expires December 27, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kimberlite Advisors, LLC
(SEC I.D. No. 8-40742)

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

December 31, 2018

Kimberlite Advisors, LLC
Statement of Financial Condition
Filed Pursuant to Rule 17a-5(e)(3)
December 31, 2018

TABLE OF CONTENTS

<u>Index:</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kimberlite Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kimberlite Advisors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2019

Kimberlite Advisors, LLC
Statement of Financial Condition
December 31, 2018

Assets

Assets:

Cash and cash equivalents	$	192,243
Accounts receivable, net		1,500
Prepaid expenses		23,288
Property and equipment, net of accumulated depreciation and amortization		3,082
Total Assets	$	220,113

Liabilities and Member's Equity

Liabilities:

Accounts payable	$	1,341
Accrued expenses		91,229
Due to affiliate		16,083
Total Liabilities		108,653
Member's Equity		111,459
Total Liabilities and Member's Equity	$	220,113

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Basis of Presentation

Kimberlite Advisors, LLC   (the "Company" or "KA") was formed on March 5, 2009 as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act (the "Act"), to engage in any activities allowed by the Act. The Company's offices are located in New York, New York.   The Company is a single-member limited liability company owned by Kimberlite Group, LLC ("Parent Company").

The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds or securities. The Company is a merchant banking firm founded by established and seasoned partners in Investment Banking, Legal Structuring, Operations, and Principal Investing.

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

The Parent Company has committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP). Certain financial statement amounts may not add or agree due to rounding.

Property and Equipment
Property and equipment are stated at cost and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (Continued)

Effective January 1, 2018 the Company adopted and implemented the new revenue recognition standard ("ASC 606") related to Revenue from Contracts with Customers, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standards require disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The Company adopted these standards under a modified retrospective basis and determined that a retained earnings adjustment was not necessary.

Accounts Receivable

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. At December 31, 2018, there is no balance recorded in the account for allowance for doubtful accounts.

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Parent Company and accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years 2015 through 2018 for the Parent Company are open for examination by the U.S. federal, state and local tax authorities.

Note 3 – Revenue from Contracts with Customers

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018.

Kimberlite Advisors, LLC
Notes to Financial Statements
December 31, 2018

Note 3 – Revenue from Contracts with Customers (Continued)

Advisory fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are variable based on the contingent transaction and not included in the transaction price at December 31, 2018.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. As of December 31, 2018 and January 1, 2018, receivables related to revenues from contracts with customers amounted to $1,500 and $562,792, respectively. During the year ended December 31, 2018, the Company reduced its allowance for doubtful accounts by $120,236 by the write-off of receivables that were previously recorded as bad debts.

Contract Costs

Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. These contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses are presented net of all reimbursements. As of December 31, 2018 and January 1, 2018, there were no capitalized contract costs.

Note 4 – Property and Equipment, net

Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2018 are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Computer equipment and software	3 Years	$ 29,954
Furniture and fixtures	7 Years	12,343
Total, at cost		42,297
Less: accumulated depreciation and amortization		39,215
Net		$ 3,082

Note 5 – Concentrations of Credit Risk

For the year ended December 31, 2018, revenue from two customers represented approximately 91% of total revenue, and totaled approximately $978,265.

At various times during the year, the Company has maintained deposits with its financial institutions in excess of insured amounts. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions. The Company has not incurred any losses on these accounts. At December 31, 2018, the cash balance was below the insured amounts.

Note 6 – Related Party Transactions

The Company and its Parent Company entered into an Expense Sharing Agreement ("Agreement"), dated November 1, 2014, which has subsequently been amended. Under the provisions of this agreement, the Parent Company allocates to the Company its portion of certain expenses incurred during 2018, which were paid by the Parent Company and for which the Company received a benefit. As of December 31, 2018 there is no balance due to the Parent Company in the accompanying Statement of Financial Condition.

Effective April 1, 2015, an affiliated entity, Kimberlite Holdings, Inc. ("Holdings") was formed to administer all personnel related costs of the Company and its affiliates, and Holdings was added to the Agreement on April 1, 2017 to account for allocations of personnel expenses. Holdings allocates to the Company its portion of personnel expenses incurred, which were paid by Holdings and for which the Company received a benefit. The Company reimburses Holdings for the personnel costs each pay period. As of December 31, 2018, the amount due to Holdings was $16,083, and the amount is classified as Due to Affiliate in the accompanying Statement of Financial Condition.

The Company advances funds to the members of the Parent Company. As of December 31, 2018, there was no balance owed to the Company from the members of the Parent Company.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the Company to maintain the minimum Net Capital of the greater of $5,000 or 6-2/3% Aggregate Indebtedness of $108,653 and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $79,745, which was $72,501 in excess of its required minimum net capital of $7,244. The Company's ratio of aggregate indebtedness to net capital was 136% as of December 31, 2018.

Note 8 – Commitments and Contingencies

Contractual Arrangements

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Rent Allocation

On July 31, 2015 the Parent Company entered into a five year non-cancelable sublease effective September 1, 2015 for an office space. Rent expense is allocated to the Company by the Parent Company as per the Agreement.

Legal Proceedings

As of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

Note 9 – Subsequent Events

The Company received capital contributions of $21,942 on January 31, 2019 and $80,000 on February 26, 2019 to maintain its minimum net capital requirements.

The Company has evaluated subsequent events through February 27, 2019, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.